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                                               Filed pursuant to Rule 424(b)(3)
                                               Registration File No. 333-66358

PROSPECTUS SUPPLEMENT NO. 1
(To the Prospectus dated September 28, 2001)


                             ALAMOSA HOLDINGS, INC.

                        30,649,990 SHARES OF COMMON STOCK

                                  -------------

                                  SUPPLEMENT TO

                                   PROSPECTUS

         This prospectus supplement relates to the resale by selling stockholders of up to 30,649,990 shares of our common stock that the selling stockholders acquired from us in connection with our acquisitions of companies formerly owned by them. We will not receive any of the proceeds from the sale of any of these shares by the selling stockholders.

         You should read this prospectus supplement in conjunction with the prospectus dated September 28, 2001. All terms used in this prospectus supplement have the meaning assigned to them in the prospectus. Our common stock is traded on The Nasdaq National Market under the symbol "APCS." On October 17, 2001, the last reported sale price of one share of our common stock was $17.76.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITY COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THIS SUPPLEMENT IS PART OF THE PROSPECTUS AND MUST ACCOMPANY THE PROSPECTUS TO SATISFY PROSPECTUS DELIVERY REQUIREMENTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

           The date of this prospectus supplement is October 18, 2001

OFFERING OF COMMON STOCK

         On October 18, 2001, we filed a registration statement relating to an underwritten offering of up to 3,000,000 shares of our common stock to be sold by us and up to 5,000,000 shares of our common stock to be sold by certain of our stockholders. In addition, we have granted the underwriters an option to purchase up to 1,200,000 additional shares of our common stock to cover over-allotments. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We expect that the shares of common stock to be sold by us will be listed on The Nasdaq National Market.

         We intend to use the net proceeds received by us from the offering for general corporate purposes, which may include:

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     o    acceleration of coverage within our existing territory;

     o    build-out of additional areas within our existing territories;

     o    expansion of our existing territory; and

     o pursuit of additional telecommunications business opportunities or acquisition of other telecommunications assets or businesses.

CAPITALIZATION

         The information in the prospectus under the heading "Capitalization" is replaced in its entirety by the following information:



                               CAPITALIZATION

     The following table shows our cash and cash equivalents, restricted cash, short-term debt, long-term debt, stockholders' equity and capitalization:

    o On a historical basis as of June 30, 2001; and

    o On an adjusted basis reflecting (1) the issuance of the 13 5/8% senior notes in the aggregate principal amount of $150.0 million, (2) the use of approximately $65.8 million of the net proceeds to pay down the senior secured credit facility, (3) the use of approximately $39.2 million of the net proceeds to establish a security account to secure on a pro rata basis our payment obligations under the 13 5/8% senior notes, the 12 7/8% senior discount notes and the 12 1/2% senior notes, and (4) the sale of three million shares of common stock at an assumed public offering price of $17.63 per share, net of estimated fees and expenses.

                                                                          AS OF JUNE 30, 2001
                                                                     ------------------------------
                                                                         ACTUAL        AS ADJUSTED
                                                                     -------------   --------------
                                                                         (dollars in thousands,
                                                                               unaudited)
Cash and cash equivalents ........................................    $  122,092       $  206,160
Restricted cash (1) ..............................................        70,727          109,967
Short-term debt:
 Current portion of capital lease obligations ....................    $      138       $      138
Long-term debt:
 Senior secured credit facility ..................................       203,000          137,162
 12 7/8% senior discount notes ...................................       222,807          222,807
 12 1/2% senior notes ............................................       250,000          250,000
 13 5/8% senior notes ............................................            --          150,000
 Capital lease obligations .......................................         1,506            1,506
                                                                      ----------       ----------
 Total long-term debt ............................................       677,313          761,475
Stockholders' equity:
Preferred stock, par value $.01 per share; 10,000,000 shares
 authorized; no shares issued ....................................            --               --
Common stock, par value $.01 per share; 290,000,000 shares
 authorized; 92,010,296 issued and outstanding, actual; 95,010,296
 shares issued and outstanding, as adjusted (2) ..................           920              950
Additional paid-in capital (3) ...................................       791,012          839,582
Unearned compensation ............................................          (930)            (930)
Accumulated other comprehensive income, net of tax ...............           166              166
Accumulated deficit ..............................................      (175,716)        (175,716)
                                                                      ----------       ----------
Total stockholders' equity .......................................       615,452          664,052
                                                                      ----------       ----------
Total capitalization .............................................    $1,292,903       $1,425,665
                                                                      ==========       ==========

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(1)   Restricted cash includes (i) $59.0 million and $39.2 million, respectively, placed in two separate security accounts to secure on a pro rata basis the payment obligations under the 12 7/8% senior discount notes, the 12 1/2% senior notes and the 13 5/8% senior notes and (ii) $11.5 million as interest collateral for the senior secured credit facility.

(2) Share information assumes no exercise by the underwriters of the over-allotment option.

(3) Assumes a public offering price of $17.63, the average of the last reported sales prices per share of Alamosa common stock on The Nasdaq National Market for the five consecutive trading days ending on October 16, 2001.

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LOCK-UP AGREEMENTS

         Our directors, our executive officers, the selling stockholders and other persons who directly or indirectly beneficially own at least one million shares of our common stock, have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of common stock or any security convertible into or exchangeable for common stock for a period of 90 days from the date of completion of this offering without the prior written consent of Salomon Smith Barney Inc., subject to certain exceptions. Certain shareholders who have entered into lock-up agreements have previously executed 10b5-1 stock plans. The shares subject to such plans are not subject to the terms of the lock-up. Pursuant to these plans an aggregate of approximately 1.6 million shares of our common stock could be available for sale in the fourth quarter of 2001. All but approximately 300,000 of such shares of common stock are at sale price levels in excess of $20 per share.


         We have agreed not to issue, sell or otherwise dispose of any shares of common stock during the 90 day period following the date of completion of this offering. We may, however, grant options to purchase shares of common stock and issue shares of common stock upon the exercise of outstanding options under our existing stock option plans and we may issue or sell common stock in connection with an acquisition or business combination as long as the acquiror of such common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement.